SunAmerica Asset

Management, LLC

Harborside 5

185 Hudson Street Suite 3300

Jersey City, NJ 07311 www.aig.com

Edward J. Gizzi

Assistant General Counsel

SunAmerica Asset

Management, LLC

AIG Life & Retirement

T +1 551 235 3560

F +1 201 324 6364

Edward.Gizzi@aig.com

November 4, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Min S. Oh

Re: VALIC Company I (the "Registrant")

Securities Act File No. 002-83631

Investment Company Act File No. 811-03738

Dear Mr. Oh:

This letter responds to supplemental comments provided by the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission on October 30, 2020, regarding Post-Effective Amendment No. 95 to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 94 to the Registrant's Registration Statement under the Investment Company Act of 1940, as amended (the "Amendment"), filed on August 7, 2020. The Staff previously provided comments to the Amendment on September 21, 2020, to which the Registrant responded on October 23, 2020 (the "Original Response Letter").

The Amendment contains the prospectus and statement of additional information ("SAI") for the following funds: (i) Aggressive Growth Lifestyle Fund; (ii) Capital Appreciation Fund; (iii) Conservative Growth Lifestyle Fund; (iv) Core Bond Fund; (v) High Yield Bond Fund; (vi) International Opportunities Fund; (vii) Mid Cap Value Fund; (viii) Moderate Growth Lifestyle Fund (collectively with the Aggressive Growth Lifestyle Fund and the Conservative Growth Lifestyle Fund, the "Lifestyle Funds"); (ix) Small Cap Value Fund; and (x) U.S. Socially Responsible Fund (collectively, the "Funds" and each, a "Fund").

For your convenience, the substance of the Staff's supplemental comments has been restated below to the best of the Registrant's understanding in italicized text. The Registrant's response to each comment is set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

I.Prospectus

Comment 1: The Registrant noted in Response 19 of the Original Response Letter that, with respect to the U.S. Socially Responsible Fund, "MSCI ESG Research's ESG sustainability ratings and controversy score services are used to further screen out issuers on top of the subadviser's proprietary screen." Please confirm whether the Fund's screening consists of a one- or two-step process. In addition, please clarify whether data comes from more than one third-party service provider. Finally, please consider adding risk disclosure related to data provided by third-party service providers.

Response 1: The Registrant confirms that the Fund's screening is a two-step process – the subadviser (1) incorporates into its investment process industry classifications and research services from MSCI ESG Research and (2) conducts its own analysis of issuers and industries to create a list of companies that do not represent strong environmental and social values and excludes those companies as investment options for the Fund. While the Registrant incorporates industry classifications and research services from MSCI ESG Research, it may examine information from other third parties as part of its own independent analysis. The Registrant does not believe that additional risk disclosure is currently necessary.

II.SAI

Comment 2: Please disclose the basis-point fee paid to each of the subadvisers by the Investment Adviser with respect to each Fund in the section Investment Subadvisers.

Response 2: Consistent with Response 36 in the Original Response Letter, the Registrant respectfully declines to make the Staff's requested change. The Registrant submits that it relies upon an Order of the Securities and Exchange Commission issued to SunAmerica Asset Management Corp. on December 3, 1996, Investment Company Act Release No. 22364 (the "Order"), and intends to disclose the information regarding subadvisory fees that is consistent with the Order. While the Registrant notes that the Order requires disclosure of the total advisory fee charged by the Investment Adviser to each Fund, the Order does not require the disclosure of the basis-point fee paid to each subadviser. In addition, once the Funds have launched and subadvisory fees have been paid, the SAI disclosure will be updated as part of the Funds' annual update to include aggregate fees paid by the Investment Adviser to all subadvisers managing assets of each Fund as required by the Order.

Comment 37: For the table disclosing other accounts of the Portfolio Managers in the Portfolio Managers section, please supplementally confirm that none of the Portfolio Managers are paid based on performance. Form N-1A breaks this table out based on funds that are paid an ordinary asset-based fee and those that are paid based on performance.

Response 37: Consistent with Response 37 in the Original Response Letter, the Registrant notes that the table disclosing other accounts of the Portfolio Managers includes footnotes indicating the number of accounts and the total assets in such accounts with respect to which the advisory fee is based on the performance of the account as required by Item 20 of Form N-1A.

***

Should you have any questions concerning the above, please call the undersigned at 201-324- 6378.

Very truly yours,

/s/ Edward J. Gizzi

Edward J. Gizzi

Cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC
Christopher J. Tafone, Esq., SunAmerica Asset Management, LLC